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               FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

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CONTACTS:
LORUS THERAPEUTICS INC.                    CANADIAN MEDIA CONTACT:                      US MEDIA CONTACT:
Corporate Communications                   Hugh Mansfield                               Jennifer Taylor
Grace Tse                                  Mansfield Communications Inc.                Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380              Tel:  (416) 599-0024                         Tel:  (212) 370-5045
Email:ir@lorusthera.com                    Email:  hugh@mcipr.com                       E-mail:  jennifer@mcipr.com
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              LORUS THERAPEUTICS INC. FILES PRELIMINARY PROSPECTUS

TSX:     LOR
OTC BB:  LORFF

TORONTO, MAY 27, 2003 - Lorus Therapeutics Inc. ("Lorus") announced today that it has filed a preliminary prospectus in each of the provinces of Canada in connection with its proposed public offering of units. A syndicate of agents will place the units on a best efforts basis.

Each unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase a common share at a price to be negotiated with the agents. This transaction is subject to certain conditions, including regulatory approval.

The units, the common shares, the warrants and the common shares issuable upon the exercise of the warrants will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which the offer, solicitation or sale would be unlawful.

ABOUT LORUS

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

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